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02055018

September 23, 2002

BY HAND DELIVERY

SUPPL

RECD S.E.C.
SEP 2 4 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Wanadoo
Information Pursuant to Rule 12g3-2(b)
File No. 82-5150

Dear Sir or Madam,

On behalf of Wanadoo and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated September 23, 2002 announcing the permanent appointment of Eric Abensur as Chief Executive Officer of Freeserve in the United Kingdom.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at 011-33-1-5389-7000 should you have any questions.

dlw 9/25

Very truly yours,

PROCESSED
OCT 0 2 2002
THOMSON FINANCIAL

Sami L. Toutounji

cc: Olivier Fauqueux
Wanadoo

wanadoo

Paris, September 23, 2002

Eric Abensur appointed Freeserve CEO

Wanadoo today confirms the permanent appointment of Eric Abensur as Chief Executive Officer of Freeserve in the UK. In July 2002, he became Acting CEO following the departure of John Pluthero to Energis.

Nicolas Dufourcq, Chairman and CEO of Wanadoo, said:
"I am delighted to confirm Eric Abensur as CEO for Freeserve. I have every confidence that under Eric's leadership Freeserve will strengthen its position as the forefront of UK's Internet market and continue to provide a high-class online experience to its millions of customers."

Eric Abensur, 38, was appointed CFO of Freeserve in spring 2001. He joined the France Telecom in 1998 as Director of Finance for the Audiovisual division with responsibility for the Group's interests in pay-TV. He is a former Senior Manager at Ernst & Young's Audit Division in Paris and Los Angeles. He gained business and finance qualifications at the University of Paris XII Creteil and the University of Paris iX Dauphine.

About Wanadoo
Wanadoo, a subsidiary of France Telecom, is one of Europe's leading Internet and directories companies with 7,8 million active subscribers, 20 million unique visitors per month and 650,000 advertisers. Wanadoo is a leading Internet media services provider in France, the U.K. and Spain, and is also present in the Netherlands and Belgium. Wanadoo is expanding its Internet operations through, amongst others, high speed Internet access with more than 850,000 cable and ADSL subscribers and through online directories with 225,000 online advertisers amongst SMEs. Wanadoo recorded EUR1.6 billion in revenues in 2001 and EUR918 million in the first half of 2002 and has approximately 7,000 employees in 6 countries. Wanadoo is listed on Euronext Paris stock market.Further information on Wanadoo can be found on the company's web site at: www.wanadoo.com.

Press Contacts :
Nilou du Castel / Elisabeth Bozzi
Tel : 33 1 44 44 93 93
nilou.ducastel@francetelecom.com
elisabeth.bozzi@francetelecom.com

Freeserve
Paul Barker
Tel : 44 1442 355764
paul.barker@freeserve.com

Press Release

SA au capital de 4 098 463 604 € - 380 129 866 RCS Paris